[redacted]

SEC 03012265 OMMISSION ,9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 2 5 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8-53459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA INVESTMENT ADVISERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 BAYSHORE BOULEVARD, SUITE 150
(No. and Street)

TAMPA	FLORIDA	33606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FENN GILES 813-872-1239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DWIGHT DARBY & COMPANY
(Name – *if individual, state last, first, middle name*)

611 S. MAGNOLIA AVENUE	TAMPA	FL	33606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRADLEY C. TUSHAUS, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA INVESTMENT ADVISERS, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING PARTNER
Title

Carol D. Shepherd
MY COMMISSION # CC814756 EXPIRES
May 18, 2003
BONDED THRU TROY FAIN INSURANCE INC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DwightDarby&Company
Certified Public Accountants

January 24, 2003

To the Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

We have completed an examination of Florida Investment Advisers, Inc. in accordance with rule 17a-5 under the Securities Exchange Act of 1934.

The attached report of our examination, which was performed as of December 31, 2002, is presented in two parts:

Part I - Report on Examination of Financial Statements

Part II - Report on Internal Control

Dwight Darby & Company
Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2799 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

PART I

REPORT ON EXAMINATION

OF

FINANCIAL STATEMENTS

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF
THE TAMPA BANKING COMPANY)

TAMPA, FLORIDA

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2002 AND 2001

CONTENTS

DwightDarby&Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

January 24, 2003

Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

We have audited the accompanying statement of financial condition of Florida Investment Advisers, Inc. (the Company), a wholly owned subsidiary of the Tampa Banking Company, as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Investment Advisers, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2799 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2002	DECEMBER 31, 2001
ASSETS		
Cash and cash equivalents	$ 233,171	$ 172,856
Investment securities held to matuirty , at cost	499,985	-
Investment securities available for sale, at fair value	-	429,907
Sweep fees receivable	65,887	-
Receivable from parent corporation	40,000	-
Clearing deposit	50,000	-
Antiques	31,002	-
Furniture and fixtures, net of accumulated depreciation of $18,485	44,786	-
Deferred taxes	5,131	-
Prepaid expenses	25,809	14,233
Miscellaneous receivables	3,305	600
Total assets	$ 999,076	$ 617,596
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 24,914	$ 37,151
Income taxes payable	46,159	12,767
Total liabilities	71,073	49,918
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized; issued and outstanding 7,500 shares	7,500	7,500
Additional paid-in capital	408,379	317,500
Retained earnings	512,124	242,678
Total stockholder's equity	928,003	567,678
COMMITMENTS AND CONTINGENCIES		
	$ 999,076	$ 617,596

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2002	FOR THE YEAR ENDED DECEMBER 31, 2001
REVENUES		
Brokerage income	$ 464,151	$ -
Sweep fee income	434,665	-
Management fees	650,026	436,003
Fee income from The Bank of Tampa trust department	41,758	36,750
Interest income	6,390	15,292
Other income	1,671	-
Total revenues	1,598,661	488,045
EXPENSES		
Salaries, commissions and related expenses	763,792	282,244
Administrative operating expenses	203,629	71,372
Occupancy expenses	129,503	19,700
Clearing and exchange fees	68,381	-
Total expenses	1,165,305	373,316
INCOME BEFORE PROVISION TAXES FOR INCOME TAXES	433,356	114,729
PROVISION FOR INCOME TAXES	163,910	43,214
NET INCOME	$ 269,446	$ 71,515

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
BALANCE, DECEMBER 31, 2000	7,500	$ 7,500	$ 67,500	$ 171,163	$ 246,163
CONTRIBUTED CAPITAL	-	-	250,000	-	250,000
NET INCOME	-	-	-	71,515	71,515
BALANCE, DECEMBER 31, 2001	7,500	7,500	317,500	242,678	567,678
CONTRIBUTED CAPITAL	-	-	90,879	-	90,879
NET INCOME	-	-	-	269,446	269,446
BALANCE, DECEMBER 31, 2002	7,500	$ 7,500	$ 408,379	$ 512,124	$ 928,003

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$269,446	$ 71,515
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	18,485	-
Increase in:		
Sweep fees receivable	(65,887)	-
Receivable from parent corporation	(40,000)	-
Prepaid expenses	(11,576)	(14,233)
Miscellaneous receivables	(2,705)	(600)
Clearing deposit	(50,000)	-
Deferred taxes	(5,131)	-
Increase (decrease) in:		
Accounts payable and accrued expenses	(12,237)	5,963
Income taxes payable	33,392	12,767
Total adjustments	(135,659)	3,897
Net cash provided by operating activities	133,787	75,412
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of securities held to maturity	(499,985)	-
Purchase of securities available for sale	-	(429,907)
Proceeds from sale of securities held for sale	429,907	145,458
Purchase of antiques and furniture and fixtures	(94,273)	-
Net cash used in investing activities	(164,351)	(284,449)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed capital from parent corporation	90,879	250,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	60,315	40,963
CASH AND CASH EQUIVALENTS - BEGINNING	172,856	131,893
CASH AND CASH EQUIVALENTS - ENDING	$233,171	$172,856
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$122,882	$ 30,000

See Notes to Financial Statements

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

General - Florida Investment Advisers, Inc. (FIA) was incorporated on May 30, 1995 in the State of Florida. FIA's principal business is to provide investment supervisory services and, beginning in early 2002, to provide broker/dealer services as an introducing broker/dealer. FIA conducts business throughout the Tampa Bay area of Florida from its office located in Tampa, Florida. FIA is a wholly owned subsidiary of The Tampa Banking Company (TBC), a Florida corporation qualified with the Federal Reserve Bank of Atlanta as a bank holding company.

Income Recognition - Brokerage income, sweep fee income, management fees and other fees are recorded as earned and when collection is reasonably assured.

Cash and Cash Equivalents - Cash and cash equivalents consist principally of cash and interest bearing money market accounts with maturities of three months or less. For purposes of the statement of cash flows, all highly liquid investments are considered to be cash equivalents.

Investment Securities - Securities classified as available for sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available for sale securities are carried at fair value. At December 31, 2002 and 2001, fair value approximated cost for both available for sale and held to maturity securities. Unrealized holding gains and losses, if applicable, on available for sale securities are reported in other comprehensive income. Realized gains and losses on securities available for sale, if any, are included in other income (expense) and, when applicable, are reported as a classification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific identification method.

Securities classified as held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. FIA has the positive intent and ability to hold these securities to maturity.

Interest on securities, including amortization of premiums and accretion of discounts, are included in interest income using the interest method over the period to maturity.

Receivables - Receivables arise in the normal course of business. It is the policy of management to review the outstanding receivables at year end, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts. There was no allowance for bad debts for the years ending December 31, 2002 and 2001.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Fixtures - FIA's furniture and fixtures are stated at cost less accumulated depreciation. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense has been computed using the straight-line method over the estimated useful lives of the assets. For income tax purposes, FIA utilizes the modified accelerated cost-recovery system. Depreciation expense was $18,485 and $-0- for the years ended December 31, 2002 and 2001, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. FIA places its cash and temporary cash investments with high quality financial institutions.

FIA provides services to one customer that represents 48% and 38% of total management fees earned in 2002 and 2001, respectively.

FIA receives all of its income from brokerage activities and sweep fees from one source.

Income Taxes - FIA files a consolidated tax return with TBC and The Bank of Tampa (Bank), an entity affiliated with the Company through common ownership. TBC is a regular C Corporation. Income taxes are allocated to FIA based on its net income to consolidated net income. Deferred income taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. Deferred taxes were not significant for the years ended December 31, 2002 and 2001.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs - All of the FIA's advertising costs are nondirect-response costs and are expenses as incurred. Advertising costs for the years ended December 31, 2002 and 2001 were $38,570 and $1,733, respectively.

Reclassifications - Certain amounts on the 2001 financial statements have been reclassified to conform with 2002 presentation.

NOTE 2 - RELATED PARTY TRANSACTIONS

At inception, the Company entered into an agreement with The Bank of Tampa (Bank), a wholly owned subsidiary of TBC, which is also located in the same building as the Company. Pursuant to this agreement, FIA pays certain overhead expenses and rent to the Bank during the years ended December 31, 2002 and 2001.

In addition, FIA provides investment management services to the Bank's Trust Department for an annual fee equal to the greater of (1) $2,500, or (b) an amount based on the asset valuation of each account being managed, plus a guaranteed minimum aggregate fee of $36,000 per year.

In addition, the Bank employees may refer customers and other members of the general public to FIA and FIA and the Bank may have an arrangement to share revenues that result from these referrals.

NOTE 3 - EMPLOYEE BENEFIT PLANS

Effective March 1, 2000, FIA adopted a Flexible Benefit Plan, Employee Stock Ownership Plan (ESOP) and 401(k) Plan. All Plans are typical in nature and are more fully described in the Plan documents. For the years ended December 31, 2002 and 2001, $9,366 and $519, respectively, was incurred by FIA to match employees' contributions into the 401(k) Plan and $26,765 and $-0- was incurred by FIA for the contribution to the ESOP.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

FIA is obligated for the lease of its office space to the Bank until April 1, 2003. Rent expense is $8,434 per month thru the end of the lease. The lease is expected to be renewed. Total rent expense for the years ended December 31, 2002 and 2001 was $75,485 and $3,800, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

Beginning in early 2002, FIA became subject to the requirements of Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for 12 months after commencing business as a broker or dealer, then 15 to 1. The Securities and Exchange Commission is empowered to restrict FIA's business activities should its net capital ratio exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, FIA had net capital of $695,272 and was subject to a net capital requirement of $250,000. At the same date, FIA had a ratio of aggregate indebtedness to net capital of .1 to 1. Accordingly, at December 31, 2002, FIA was in compliance with the net capital requirement.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, the Company's customer and correspondent clearance activities (customers) involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to significant off-balance-sheet risk in the event cash and equity balances in the customer account are not sufficient to cover fully losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the financial instruments of the deficient customer, at prevailing market prices, in order to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after the transaction date. The Company is therefore exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case the Company may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

DECEMBER 31, 2002

SUPPLEMENTAL INFORMATION

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Equity	$ 928,003
Less nonallowables	(232,731)
Net capital	695,272
Minimum net required	250,000
Excess net capital	$ 445,272

FLORIDA INVESTMENT ADVISERS, INC.
(A WHOLLY OWNED SUBSIDIARY OF THE TAMPA BANKING COMPANY)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

At December 31, 2002, a reconciliation of the financial statements to the periodic filings with the Securities and Exchange Commission is as follows:

Net capital per Focus Report at December 31, 2002	$ 741,430
Adjustment to federal and state income tax payable/expense and deferred taxes	(46,158)
Net capital per financial statements at December 31, 2002	$ 695,272

PART II

REPORT ON INTERNAL CONTROL

DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 24, 2003

To the Board of Directors
Florida Investment Advisers, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Florida Investment Advisers, Inc. (the Company) (a wholly owned subsidiary of The Tampa Banking Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

611 South Magnolia Avenue • Tampa, Florida 33606-2799 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the audit committee and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dwight Darby & Company

Certified Public Accountants